Filed by Menlo Therapeutics Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Foamix Pharmaceuticals Ltd.

Commission File No. 001-36621

[Name]

[Date]

Hi [Name],

As you know, on November 10, 2019, Menlo Therapeutics Inc. (the “Company” or “Menlo” or “we” or “us”) and Foamix Pharmaceuticals Ltd. (“Foamix”) entered into a merger agreement, pursuant to which Foamix will become a wholly-owned subsidiary of Menlo. While Menlo is the legal acquirer in the transaction, Foamix shareholders will receive shares in Menlo such that Foamix shareholders will own at least 59% of the combined company following the completion of the merger (commonly referred to as the “closing”). This letter will provide you with some information regarding the timeline for the closing and information about your position and employment with Menlo after the closing.

The shareholder votes in connection with the merger for both Menlo and Foamix are scheduled for February 6, 2020. Assuming shareholder approval of the merger and completion of all other closing conditions set forth in the merger agreement, the closing is expected to occur sometime the week of March 9, 2020.

After the closing, Menlo and Foamix will combine operations. As a result, your position is expected to be eliminated on the date of closing. We will provide more details on the expected timing and process as we get closer to that time.

In the meantime, please refer to the letter dated Thursday, Nov. 21, 2019 for specifics about severance payments and benefits you may be eligible to receive in connection with the elimination of your position, and the terms and conditions of such severance payments and benefits.

As always, your manager will have the most helpful direction for your work priorities and responsibilities.

Between now and early March, we will be as transparent as possible about the rest of the merger process and hope that you will be open about your questions and concerns as well.1

This is a strong team that continues to be focused on getting the trial results for CPUO and PN, and preparing for an NDA submission. If serlopitant ultimately receives FDA approval, we will have accomplished a great thing. Serlopitant may change the lives of hundreds of thousands of patients. We will always share the experience of being the team that through hard work, determination and passion, got serlopitant to where it is today.

Steve Basta

200 Cardinal Way • 2nd Floor • Redwood City, CA 94063

Additional Information and Where to Find It

Menlo Therapeutics Inc. (“Menlo”) has filed a Registration Statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a final prospectus with respect to the shares of Menlo’s common stock to be issued in the proposed merger and the joint proxy statement with respect to the proposed merger. The Registration Statement was declared effective by the Securities and Exchange Commission (the “SEC”) on January 7, 2020 and the Joint Proxy Statement was mailed or otherwise made available to the respective stockholders of Menlo and Foamix Pharmaceuticals Ltd. (“Foamix”) on January 7, 2020. BEFORE MAKING ANY VOTING DECISION, MENLO’S AND FOAMIX’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF MENLO AND FOAMIX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Menlo and Foamix with the SEC at the SEC’s website at www.sec.gov. Investors and stockholders can able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Menlo and Foamix, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Menlo and Foamix make available free of charge at http://ir.menlotherapeutics.com/financials/sec-filings and https://www.foamix.com/investors/sec-filings, respectively, copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This communication does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Menlo, Foamix and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Menlo and Foamix in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Menlo’s directors and officers in Menlo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on May 10, 2019. Security holders may obtain information regarding the names, affiliations and interests of Foamix’s directors and officers in Foamix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on March 11, 2019. To the extent the holdings of Menlo securities by Menlo’s directors and executive officers or the holdings of Foamix securities by Foamix’s directors and executive officers have changed since the amounts set forth in Menlo’s or Foamix’s respective proxy statement for its 2019 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger is included in the joint proxy

200 Cardinal Way • 2nd Floor • Redwood City, CA 94063

statement/prospectus relating to the proposed merger as filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov, Menlo’s website at http://ir.menlotherapeutics.com/financials/sec-filings and Foamix’s website at https://www.foamix.com/investors/sec-filings.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such factors include, but are not limited to: (i) Menlo or Foamix may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Menlo or Foamix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Menlo or Foamix does business, or on Menlo’s or Foamix’s operating results and business generally; (v) Menlo’s or Foamix’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Menlo or Foamix may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Menlo or Foamix may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Menlo and Foamix are set forth in their respective filings with the SEC, including each of Menlo’s or Foamix’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Menlo’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors” and Item 1A of Part II of Foamix’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors.” The risks and uncertainties described above and in Menlo’s most recent Quarterly Report on Form 10-Q and Foamix’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Menlo and Foamix and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Menlo and Foamix file from time to time with the SEC. The forward-looking statements in this communication speak only as of the date of this communication. Except as required by law, Menlo and Foamix assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

200 Cardinal Way • 2nd Floor • Redwood City, CA 94063